Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Satsuma Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-233808) on Form S-8 of Satsuma Pharmaceuticals, Inc. of our report dated March 10, 2020, with respect to the balance sheets of Satsuma Pharmaceuticals, Inc. as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, convertible preferred stock and stockholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Satsuma Pharmaceuticals, Inc.

/s/ KPMG LLP

San Diego, California
March 10, 2020